Jeffrey A. Deel Corporate Controller Smithfield Foods Inc. 200 Commerce Street Smithfield, VA 23430 (757) 365-3035 tel (757) 365-3073 fax

April 10, 2006

Jill S. Davis

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Re:	Smithfield Foods, Inc.

Form 10-K filed July 11, 2005

File No. 1-15321

Dear Ms. Davis:

Attached are our responses to the Staff’s comments dated March 30, 2006 with respect to the Company’s Form 10-K referenced above. The Company appreciates the Staff’s observations. Each comment has been repeated below with our response directly after.

1.	We note that you begin your reconciliation of Cash flows from operating activities with Income from continuing operations, instead of with Net income, as required by paragraph 28 of SFAS 95. Please amend your Form 10-K to comply with the requirement of paragraph 28 of SFAS 95.

RESPONSE

The Company has attached Schedule A, showing the previously filed cash flow statements and cash flow statements using the revised presentation as required by paragraph 28 of SFAS 95 with differences denoted with an asterisk.

As there is no change to the captions Net cash flows from operating, investing or financing activities, the Company believes these changes should be considered revisions, as per AICPA Alert 90, and would like to incorporate these changes, for the appropriate periods, in its fiscal 2006 10-K to be filed in July 2006.

The Company will also add enhanced footnote disclosures to ensure that the reader is aware that 1) the cash flow presentation has been modified; and 2) that cash associated with discontinued operations is not included in the cash balance on the respective balance sheets, rather that it is included within the Assets of discontinued operations held for sale line of the consolidated balance sheets previously filed.

2.	We note your disclosure that indicates the company is the primary beneficiary of entities consolidated under FIN 46(R). Please modify your disclosures to include the requirements of paragraphs 23 and 24 of FIN 46(R).

RESPONSE

As discussed, for fiscal 2005, the entities consolidated under FIN 46(R) represent 0.2% or less of any consolidated income statement caption and 2.6% or less of any major balance sheet classification. The Company will use the following language in future filings as the first paragraph of “Principles of Consolidation” with the underlined revision.

jeffdeel@smithfieldfoods.com

www.smithfieldfoods.com

April 7, 2006

Jill S. Davis, Division of Corporate Finance

United States Securities and Exchange Commission

“The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and entities for which the consolidation rules of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46R, “Consolidation of Variable Interest Entities” (FIN 46R) apply. Subsidiaries that are less than 100% owned but greater than 50% owned, as well as entities for which the Company is the primary beneficiary, are consolidated with a minority interest. Entities that are 50% owned or less, and as to which the Company has the ability to exercise significant influence, are accounted for under the equity method of accounting. Investments as to which the Company’s ability to exercise influence is limited are accounted for under the cost method of accounting. All intercompany transactions and accounts have been eliminated. The results of operations of the Company include the Company’s proportionate share of results of operations of entities acquired from the date of each acquisition for purchase business combinations. Consolidating the results of operations and financial position of entities for which the Company is the primary beneficiary does not have a material effect on sales, net income or net income per diluted share or on the Company’s financial position for the fiscal periods presented.”

3.	We note that you account for stock option plans in accordance with SFAS 123. Please modify your header, if true, to indicate the information labeled as 2003 is for 2004. In addition, we note that your volatility percentage has not changed from the prior period. Please describe to us your method of determining your volatility index and provide us with a copy of your analysis supporting the volatility you disclose.

RESPONSE

In response to the first part of the comment, the Company granted no stock options during fiscal 2004, therefore the column headings are correct. Please see the first sentence following the table as it relates to fiscal 2004.

In response to the second part of the comment, the Company has used a 35% expected volatility index for the valuation of its stock options based on historical stock price results and expected future Company stock performance.

As you requested in our discussions, however, we have also included a comparison of the results using our 35% volatility assumption with an amount determined using the actual daily stock price performance for the twelve preceding months. As you will see on Schedule B, the difference between the fair value calculation using only the historical volatility and using both historical and expected future performance is not material (ie. less than $30,000 for the three fiscal years ended 2005).

jeffdeel@smithfieldfoods.com

April 7, 2006

Jill S. Davis, Division of Corporate Finance

United States Securities and Exchange Commission

As specifically requested by the Commission, Smithfield Foods, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

We trust this letter is responsive to the points raised in your letter. The Company values the Staff’s review of our filing and the associated comments. Since our fiscal year ends this month, please let me know at your earliest convenience if we can help you in any way to expedite this process.

Thank you for your assistance.

Sincerely,

/s/ Jeffrey A. Deel Jeffrey A. Deel
Corporate Controller

jeffdeel@smithfieldfoods.com

Schedule A

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	As Filed Fiscal Years			Revised Fiscal Years
	2005	2004	2003	2005	2004	2003
	(in millions)			(in millions)
Cash flows from operating activities:
*Income from continuing operations/Net income (as revised)	$296.2	$162.7	$11.9	$296.2	$227.1	$26.3
Adjustments to reconcile net cash flows from operating activities:
*Income from discontinued operations	—	—	—	—	(15.4)	(14.4)
*Gain on sale of Schneider Corporation	—	—	—	—	(49.0)	—
Depreciation and amortization	198.9	175.1	158.2	198.9	175.1	158.2
Deferred income taxes	0.8	16.6	(17.7)	0.8	16.6	(17.7)
Income from equity investments	(17.3)	0.9	9.6	(17.3)	0.9	9.6
Changes in operating assets and liabilities, net of effect of acquisitions and discontinued operations:
Accounts receivable	(74.9)	(51.0)	75.4	(74.9)	(51.0)	75.4
Inventories	(330.2)	(33.5)	(178.0)	(330.2)	(33.5)	(178.0)
Prepaid expenses and other current assets	61.4	(57.1)	(10.7)	61.4	(57.1)	(10.7)
Other assets	(22.0)	38.7	(62.2)	(22.0)	38.7	(62.2)
Accounts payable, accrued expenses and other liabilities	(11.9)	69.2	75.0	(11.9)	69.2	75.0

Net cash flows from operating activities	101.0	321.6	61.5	101.0	321.6	61.5

Cash flows from investing activities:
Capital expenditures, net of proceeds	(201.6)	(135.4)	(167.1)	(201.6)	(135.4)	(167.1)
Business acquisitions, net of cash acquired	(219.5)	(512.2)	(90.4)	(219.5)	(512.2)	(90.4)
Investments in partnerships and other assets	(85.5)	(87.9)	(8.5)	(85.5)	(87.9)	(8.5)
Proceeds from disposition of Schneider Corporation	—	279.4	—	—	279.4	—

Net cash flows from investing activities	(506.6)	(456.1)	(266.0)	(506.6)	(456.1)	(266.0)

Cash flows from financing activities:
Net borrowings (repayments) on notes payable	(0.1)	7.8	0.3	(0.1)	7.8	0.3
Proceeds from issuance of long-term debt	656.5	387.0	10.8	656.5	387.0	10.8
Net borrowings (repayments) on long-term credit facility	(184.0)	(178.4)	301.0	(184.0)	(178.4)	301.0
Principal payments on long-term debt and capital lease obligations	(62.7)	(81.3)	(79.2)	(62.7)	(81.3)	(79.2)
Repurchase and retirement of common stock	(3.0)	—	(24.6)	(3.0)	—	(24.6)
Effect of common stock options	4.6	19.8	1.2	4.6	19.8	1.2
Debt premium and issuance costs	3.3	(10.7)	(3.4)	3.3	(10.7)	(3.4)

Net cash flows from financing activities	414.6	144.2	206.1	414.6	144.2	206.1

*Cash flows from discontinued operations:
*Net cash flows from operating activities	—	—	—	—	33.5	28.7
*Net cash flows from investing activities	—	—	—	—	(36.4)	(22.8)
*Net cash flows from financing activities	—	—	—	—	3.3	(6.6)
*Effect of currency exchange rates on cash	—	—	—	—	(0.4)	0.7

*Total	—	—	—	—	—	—

Effect of currency exchange rates on cash	3.5	(0.2)	0.7	3.5	(0.2)	0.7
Net change in cash and cash equivalents	12.5	9.5	2.3	12.5	9.5	2.3
Cash and cash equivalents at beginning of year	74.3	64.8	62.5	74.3	64.8	62.5

Cash and cash equivalents at end of year	$86.8	$74.3	$64.8	$86.8	$74.3	$64.8

*	Indicates revised lines.

Schedule B

SFD Option Pricing Model

Summary

Annual expense difference - FY 2003 options	$16,200
Annual expense difference - FY 2005 options	$(6,972)

Fiscal 2003 expense change	$16,200
Fiscal 2004 expense change	16,200
Fiscal 2005 expense change	9,228

Cumulative reduction to retained earnings	$28,068

Note:	For calculation of “Annual expense difference” see additional attached schedules.

Schedule B - continued

SFD Option Pricing Model - 1 Year Volatility (Daily)

FY 2005

Stock price	$27.74	d1&d2	0.726905	0.019755004
Exercise price	30.00	N(d1)&N(d2)	0.766358	0.507880594
Expected term (in years)	8	1st & 2nd terms	21.25877	11.70116572
Risk-free interest rate	3.3%
Expected dividend yield	—	Calculated option value		$9.56

Expected volatility	25.00%	Recorded option value		9.79

		Difference		$(0.23)

Daily volatility	1.58%	Number of shares		240,000
Annualized daily volatility	25.00%	Expense difference		$(55,776.13)

		Expense difference per year		$(6,972.02)

Volatiltiy

Date	Day	Stock Price per Share ($)	Daily Rate of Return		Natural Log
24-May-04	1	$27.740	(0.01)	0.99171	-0.00833
21-May-04	2	$27.510	0.00	1.00109	0.00109
20-May-04	3	$27.540	0.00	1.00472	0.00471
19-May-04	4	$27.670	0.01	1.00614	0.00613
18-May-04	5	$27.840	(0.00)	0.99856	-0.00144
17-May-04	6	$27.800	(0.01)	0.98885	-0.01121
14-May-04	7	$27.490	(0.04)	0.96471	-0.03592
13-May-04	8	$26.520	(0.01)	0.99170	-0.00833
12-May-04	9	$26.300	0.02	1.02471	0.02441
11-May-04	10	$26.950	0.00	1.00000	0.00000
10-May-04	11	$26.950	0.00	1.00000	0.00000
7-May-04	12	$26.950	0.02	1.01670	0.01656
6-May-04	13	$27.400	(0.01)	0.99343	-0.00659
5-May-04	14	$27.220	(0.01)	0.99082	-0.00923
4-May-04	15	$26.970	(0.00)	0.99926	-0.00074
3-May-04	16	$26.950	(0.01)	0.98701	-0.01307
30-Apr-04	17	$26.600	0.02	1.02105	0.02083
29-Apr-04	18	$27.160	0.02	1.02246	0.02221
28-Apr-04	19	$27.770	0.00	1.00144	0.00144
27-Apr-04	20	$27.810	(0.01)	0.99029	-0.00976
26-Apr-04	21	$27.540	0.01	1.01053	0.01048
23-Apr-04	22	$27.830	0.00	1.00216	0.00215
22-Apr-04	23	$27.890	0.00	1.00215	0.00215
21-Apr-04	24	$27.950	(0.01)	0.98855	-0.01152
20-Apr-04	25	$27.630	0.00	1.00434	0.00433
19-Apr-04	26	$27.750	(0.02)	0.98450	-0.01562
16-Apr-04	27	$27.320	(0.00)	0.99817	-0.00183
15-Apr-04	28	$27.270	(0.01)	0.99303	-0.00699
14-Apr-04	29	$27.080	0.00	1.00222	0.00221
13-Apr-04	30	$27.140	(0.01)	0.99484	-0.00517
12-Apr-04	31	$27.000	0.00	1.00370	0.00370
8-Apr-04	32	$27.100	0.01	1.01402	0.01392
7-Apr-04	33	$27.480	(0.00)	0.99563	-0.00438
6-Apr-04	34	$27.360	(0.02)	0.98282	-0.01733
5-Apr-04	35	$26.890	0.01	1.01264	0.01256
2-Apr-04	36	$27.230	0.00	1.00477	0.00476
1-Apr-04	37	$27.360	(0.01)	0.99123	-0.00881
31-Mar-04	38	$27.120	(0.00)	0.99742	-0.00258

Schedule B - continued

SFD Option Pricing Model - 1 Year Volatility (Daily)

FY 2005

Date	Day	Stock Price per Share ($)	Daily Rate of Return		Natural Log
30-Mar-04	39	$27.050	(0.02)	0.98152	-0.01866
29-Mar-04	40	$26.550	(0.02)	0.98041	-0.01978
26-Mar-04	41	$26.030	(0.00)	0.99808	-0.00192
25-Mar-04	42	$25.980	(0.01)	0.99500	-0.00502
24-Mar-04	43	$25.850	(0.00)	0.99884	-0.00116
23-Mar-04	44	$25.820	(0.01)	0.99264	-0.00739
22-Mar-04	45	$25.630	0.01	1.01444	0.01433
19-Mar-04	46	$26.000	(0.03)	0.96923	-0.03125
18-Mar-04	47	$25.200	0.02	1.01825	0.01809
17-Mar-04	48	$25.660	(0.03)	0.97467	-0.02566
16-Mar-04	49	$25.010	(0.01)	0.98840	-0.01166
15-Mar-04	50	$24.720	0.01	1.00728	0.00726
12-Mar-04	51	$24.900	(0.01)	0.98795	-0.01212
11-Mar-04	52	$24.600	0.01	1.01179	0.01172
10-Mar-04	53	$24.890	0.02	1.01768	0.01752
9-Mar-04	54	$25.330	0.01	1.00513	0.00512
8-Mar-04	55	$25.460	0.01	1.00746	0.00743
5-Mar-04	56	$25.650	(0.00)	0.99961	-0.00039
4-Mar-04	57	$25.640	0.00	1.00429	0.00428
3-Mar-04	58	$25.750	0.01	1.00505	0.00504
2-Mar-04	59	$25.880	0.00	1.00155	0.00154
1-Mar-04	60	$25.920	(0.01)	0.98688	-0.01320
27-Feb-04	61	$25.580	(0.02)	0.97967	-0.02054
26-Feb-04	62	$25.060	(0.02)	0.97805	-0.02219
25-Feb-04	63	$24.510	(0.01)	0.99225	-0.00778
24-Feb-04	64	$24.320	0.01	1.00535	0.00533
23-Feb-04	65	$24.450	0.02	1.02454	0.02424
20-Feb-04	66	$25.050	(0.00)	0.99960	-0.00040
19-Feb-04	67	$25.040	(0.00)	0.99840	-0.00160
18-Feb-04	68	$25.000	0.00	1.00040	0.00040
17-Feb-04	69	$25.010	(0.00)	0.99760	-0.00240
13-Feb-04	70	$24.950	(0.01)	0.99399	-0.00603
12-Feb-04	71	$24.800	0.00	1.00242	0.00242
11-Feb-04	72	$24.860	(0.01)	0.98552	-0.01459
10-Feb-04	73	$24.500	(0.01)	0.99184	-0.00820
9-Feb-04	74	$24.300	0.03	1.02881	0.02840
6-Feb-04	75	$25.000	(0.05)	0.95360	-0.04751
5-Feb-04	76	$23.840	0.01	1.00881	0.00877
4-Feb-04	77	$24.050	(0.01)	0.99335	-0.00668
3-Feb-04	78	$23.890	0.00	1.00377	0.00376
2-Feb-04	79	$23.980	(0.04)	0.95955	-0.04129
30-Jan-04	80	$23.010	0.01	1.01391	0.01381
29-Jan-04	81	$23.330	0.00	1.00171	0.00171
28-Jan-04	82	$23.370	0.01	1.00513	0.00512
27-Jan-04	83	$23.490	0.00	1.00213	0.00213
26-Jan-04	84	$23.540	(0.04)	0.96134	-0.03942
23-Jan-04	85	$22.630	(0.01)	0.98984	-0.01022
22-Jan-04	86	$22.400	(0.00)	0.99955	-0.00045
21-Jan-04	87	$22.390	(0.01)	0.99241	-0.00762
20-Jan-04	88	$22.220	(0.04)	0.95635	-0.04464
16-Jan-04	89	$21.250	(0.01)	0.99106	-0.00898
15-Jan-04	90	$21.060	(0.00)	0.99668	-0.00333
14-Jan-04	91	$20.990	(0.01)	0.99381	-0.00621
13-Jan-04	92	$20.860	0.01	1.01055	0.01049
12-Jan-04	93	$21.080	(0.00)	0.99620	-0.00380

Schedule B - continued

SFD Option Pricing Model - 1 Year Volatility (Daily)

FY 2005

Date	Day	Stock Price per Share ($)	Daily Rate of Return		Natural Log
9-Jan-04	94	$21.000	(0.01)	0.98571	-0.01439
8-Jan-04	95	$20.700	(0.02)	0.98068	-0.01951
7-Jan-04	96	$20.300	0.01	1.00887	0.00883
6-Jan-04	97	$20.480	0.00	1.00098	0.00098
5-Jan-04	98	$20.500	(0.00)	0.99707	-0.00293
2-Jan-04	99	$20.440	0.01	1.01272	0.01264
31-Dec-03	100	$20.700	0.01	1.00918	0.00914
30-Dec-03	101	$20.890	0.01	1.00814	0.00810
29-Dec-03	102	$21.060	0.04	1.04036	0.03957
26-Dec-03	103	$21.910	0.01	1.01095	0.01089
24-Dec-03	104	$22.150	0.00	1.00497	0.00495
23-Dec-03	105	$22.260	(0.00)	0.99955	-0.00045
22-Dec-03	106	$22.250	0.00	1.00045	0.00045
19-Dec-03	107	$22.260	(0.00)	0.99955	-0.00045
18-Dec-03	108	$22.250	(0.01)	0.99056	-0.00948
17-Dec-03	109	$22.040	0.01	1.00998	0.00993
16-Dec-03	110	$22.260	(0.00)	0.99506	-0.00495
15-Dec-03	111	$22.150	0.00	1.00451	0.00450
12-Dec-03	112	$22.250	0.00	1.00045	0.00045
11-Dec-03	113	$22.260	(0.00)	0.99910	-0.00090
10-Dec-03	114	$22.240	(0.00)	0.99865	-0.00135
9-Dec-03	115	$22.210	0.01	1.00630	0.00628
8-Dec-03	116	$22.350	0.03	1.02685	0.02649
5-Dec-03	117	$22.950	0.00	1.00392	0.00391
4-Dec-03	118	$23.040	0.00	1.00260	0.00260
3-Dec-03	119	$23.100	0.00	1.00043	0.00043
2-Dec-03	120	$23.110	0.02	1.01817	0.01801
1-Dec-03	121	$23.530	(0.00)	0.99660	-0.00341
28-Nov-03	122	$23.450	(0.00)	0.99957	-0.00043
26-Nov-03	123	$23.440	(0.00)	0.99829	-0.00171
25-Nov-03	124	$23.400	0.02	1.01709	0.01695
24-Nov-03	125	$23.800	(0.00)	0.99790	-0.00210
21-Nov-03	126	$23.750	0.01	1.01053	0.01047
20-Nov-03	127	$24.000	0.02	1.01958	0.01939
19-Nov-03	128	$24.470	0.01	1.01471	0.01460
18-Nov-03	129	$24.830	0.00	1.00081	0.00081
17-Nov-03	130	$24.850	(0.02)	0.97787	-0.02238
14-Nov-03	131	$24.300	(0.01)	0.99342	-0.00661
13-Nov-03	132	$24.140	(0.00)	0.99959	-0.00041
12-Nov-03	133	$24.130	(0.04)	0.96353	-0.03715
11-Nov-03	134	$23.250	(0.06)	0.94237	-0.05936
10-Nov-03	135	$21.910	(0.01)	0.99087	-0.00917
7-Nov-03	136	$21.710	0.01	1.01013	0.01008
6-Nov-03	137	$21.930	(0.01)	0.99270	-0.00732
5-Nov-03	138	$21.770	0.01	1.00781	0.00778
4-Nov-03	139	$21.940	(0.02)	0.98496	-0.01516
3-Nov-03	140	$21.610	(0.02)	0.98380	-0.01633
31-Oct-03	141	$21.260	(0.01)	0.99012	-0.00993
30-Oct-03	142	$21.050	(0.00)	0.99572	-0.00428
29-Oct-03	143	$20.960	(0.02)	0.98187	-0.01830
28-Oct-03	144	$20.580	(0.00)	0.99514	-0.00487
27-Oct-03	145	$20.480	0.01	1.00732	0.00730
24-Oct-03	146	$20.630	0.00	1.00145	0.00145
23-Oct-03	147	$20.660	0.01	1.00823	0.00819
22-Oct-03	148	$20.830	0.01	1.00816	0.00813

Schedule B - continued

SFD Option Pricing Model - 1 Year Volatility (Daily)

FY 2005

Date	Day	Stock Price per Share ($)	Daily Rate of Return		Natural Log
21-Oct-03	149	$21.000	(0.00)	0.99952	-0.00048
20-Oct-03	150	$20.990	0.00	1.00000	0.00000
17-Oct-03	151	$20.990	0.02	1.02430	0.02401
16-Oct-03	152	$21.500	(0.00)	0.99535	-0.00466
15-Oct-03	153	$21.400	0.00	1.00327	0.00327
14-Oct-03	154	$21.470	(0.03)	0.97112	-0.02930
13-Oct-03	155	$20.850	(0.08)	0.92134	-0.08192
10-Oct-03	156	$19.210	0.00	1.00156	0.00156
9-Oct-03	157	$19.240	(0.01)	0.99480	-0.00521
8-Oct-03	158	$19.140	0.02	1.01829	0.01812
7-Oct-03	159	$19.490	0.00	1.00051	0.00051
6-Oct-03	160	$19.500	(0.01)	0.98821	-0.01186
3-Oct-03	161	$19.270	(0.00)	0.99896	-0.00104
2-Oct-03	162	$19.250	0.01	1.00779	0.00776
1-Oct-03	163	$19.400	(0.01)	0.98969	-0.01036
30-Sep-03	164	$19.200	0.01	1.01198	0.01191
29-Sep-03	165	$19.430	0.01	1.00772	0.00769
26-Sep-03	166	$19.580	0.03	1.03166	0.03117
25-Sep-03	167	$20.200	(0.04)	0.96485	-0.03578
24-Sep-03	168	$19.490	0.01	1.01026	0.01021
23-Sep-03	169	$19.690	(0.01)	0.99340	-0.00662
22-Sep-03	170	$19.560	0.00	1.00153	0.00153
19-Sep-03	171	$19.590	0.01	1.00766	0.00763
18-Sep-03	172	$19.740	0.00	1.00051	0.00051
17-Sep-03	173	$19.750	0.00	1.00051	0.00051
16-Sep-03	174	$19.760	(0.00)	0.99949	-0.00051
15-Sep-03	175	$19.750	0.02	1.01873	0.01856
12-Sep-03	176	$20.120	0.01	1.00547	0.00545
11-Sep-03	177	$20.230	(0.01)	0.98863	-0.01143
10-Sep-03	178	$20.000	(0.01)	0.99000	-0.01005
9-Sep-03	179	$19.800	0.00	1.00152	0.00151
8-Sep-03	180	$19.830	(0.01)	0.98638	-0.01371
5-Sep-03	181	$19.560	0.01	1.01176	0.01169
4-Sep-03	182	$19.790	0.00	1.00101	0.00101
3-Sep-03	183	$19.810	0.03	1.02726	0.02689
2-Sep-03	184	$20.350	(0.00)	0.99509	-0.00493
29-Aug-03	185	$20.250	(0.01)	0.99111	-0.00893
28-Aug-03	186	$20.070	0.01	1.01246	0.01238
27-Aug-03	187	$20.320	0.00	1.00492	0.00491
26-Aug-03	188	$20.420	0.01	1.00784	0.00780
25-Aug-03	189	$20.580	0.01	1.01215	0.01207
22-Aug-03	190	$20.830	(0.00)	0.99856	-0.00144
21-Aug-03	191	$20.800	0.02	1.01971	0.01952
20-Aug-03	192	$21.210	0.00	1.00424	0.00423
19-Aug-03	193	$21.300	(0.01)	0.98592	-0.01418
18-Aug-03	194	$21.000	(0.01)	0.98571	-0.01439
15-Aug-03	195	$20.700	(0.00)	0.99517	-0.00484
14-Aug-03	196	$20.600	(0.01)	0.98544	-0.01467
13-Aug-03	197	$20.300	(0.00)	0.99557	-0.00444
12-Aug-03	198	$20.210	(0.01)	0.99307	-0.00695
11-Aug-03	199	$20.070	(0.01)	0.99352	-0.00650
8-Aug-03	200	$19.940	(0.02)	0.97793	-0.02231
7-Aug-03	201	$19.500	0.03	1.02615	0.02582
6-Aug-03	202	$20.010	0.01	1.00850	0.00846
5-Aug-03	203	$20.180	(0.01)	0.99108	-0.00896

Schedule B - continued

SFD Option Pricing Model - 1 Year Volatility (Daily)

FY 2005

Date	Day	Stock Price per Share ($)	Daily Rate of Return		Natural Log
4-Aug-03	204	$20.000	0.03	1.02500	0.02469
1-Aug-03	205	$20.500	0.04	1.03902	0.03828
31-Jul-03	206	$21.300	0.07	1.06808	0.06586
30-Jul-03	207	$22.750	(0.00)	0.99824	-0.00176
29-Jul-03	208	$22.710	(0.00)	0.99516	-0.00486
28-Jul-03	209	$22.600	(0.00)	0.99867	-0.00133
25-Jul-03	210	$22.570	0.00	1.00354	0.00354
24-Jul-03	211	$22.650	0.02	1.01898	0.01881
23-Jul-03	212	$23.080	(0.01)	0.98917	-0.01089
22-Jul-03	213	$22.830	(0.02)	0.97898	-0.02125
21-Jul-03	214	$22.350	0.03	1.02685	0.02649
18-Jul-03	215	$22.950	(0.03)	0.97124	-0.02918
17-Jul-03	216	$22.290	0.03	1.02557	0.02525
16-Jul-03	217	$22.860	0.01	1.01225	0.01217
15-Jul-03	218	$23.140	(0.02)	0.97666	-0.02361
14-Jul-03	219	$22.600	0.01	1.00531	0.00530
11-Jul-03	220	$22.720	(0.00)	0.99824	-0.00176
10-Jul-03	221	$22.680	(0.00)	0.99956	-0.00044
9-Jul-03	222	$22.670	(0.00)	0.99691	-0.00309
8-Jul-03	223	$22.600	0.01	1.00575	0.00574
7-Jul-03	224	$22.730	0.00	1.00352	0.00351
3-Jul-03	225	$22.810	0.00	1.00175	0.00175
2-Jul-03	226	$22.850	0.01	1.01007	0.01002
1-Jul-03	227	$23.080	(0.01)	0.99307	-0.00696
30-Jun-03	228	$22.920	0.00	1.00000	0.00000
27-Jun-03	229	$22.920	(0.01)	0.99040	-0.00964
26-Jun-03	230	$22.700	(0.00)	0.99912	-0.00088
25-Jun-03	231	$22.680	0.01	1.01190	0.01183
24-Jun-03	232	$22.950	(0.01)	0.99129	-0.00875
23-Jun-03	233	$22.750	0.01	1.01319	0.01310
20-Jun-03	234	$23.050	0.01	1.01432	0.01422
19-Jun-03	235	$23.380	0.00	1.00214	0.00214
18-Jun-03	236	$23.430	0.00	1.00085	0.00085
17-Jun-03	237	$23.450	(0.00)	0.99531	-0.00470
16-Jun-03	238	$23.340	(0.01)	0.98929	-0.01077
13-Jun-03	239	$23.090	0.00	1.00433	0.00432
12-Jun-03	240	$23.190	(0.01)	0.98965	-0.01040
11-Jun-03	241	$22.950	(0.01)	0.98780	-0.01228
10-Jun-03	242	$22.670	(0.02)	0.98191	-0.01825
9-Jun-03	243	$22.260	0.01	1.00719	0.00716
6-Jun-03	244	$22.420	(0.00)	0.99599	-0.00402
5-Jun-03	245	$22.330	(0.02)	0.98119	-0.01899
4-Jun-03	246	$21.910	(0.04)	0.96029	-0.04052
3-Jun-03	247	$21.040	0.00	1.00048	0.00048
2-Jun-03	248	$21.050	(0.00)	0.99715	-0.00285
30-May-03	249	$20.990	(0.01)	0.98666	-0.01343
29-May-03	250	$20.710	0.00	1.00048	0.00048
28-May-03	251	$20.720	(0.01)	0.99276	-0.00727
27-May-03	252	$20.570	(1.00)	0.00000

SFD Option Pricing Model - 1 Year Volatility (Daily)

FY 2003

Stock price	$17.90	d1&d2	0.844164	-0.156886945
Exercise price	18.20	N(d1)&N(d2)	0.800711	0.437666974
Expected term (in years)	8	1st & 2nd terms	14.33273	5.647000978
Risk-free interest rate	4.3%
Expected dividend yield	—	Calculated option value		$8.69

Expected volatility	35.39%	Recorded option value		7.76

		Difference		$0.93

Daily volatility	2.26%	Number of shares		140,000
Annualized daily volatility	35.39%	Expense difference		$129,602.19

		Expense difference per year		$16,200.27

Volatiltiy

Date	Day	Stock Price per Share ($)	Daily Rate of Return		Natural Log
4-Jun-02	1	$17.900	0.01	1.00559	0.00557
3-Jun-02	2	$18.000	0.02	1.02222	0.02198
31-May-02	3	$18.400	0.00	1.00435	0.00434
30-May-02	4	$18.480	0.03	1.02760	0.02722
29-May-02	5	$18.990	(0.01)	0.99421	-0.00581
28-May-02	6	$18.880	(0.05)	0.94968	-0.05163
24-May-02	7	$17.930	0.01	1.01450	0.01440
23-May-02	8	$18.190	0.03	1.03024	0.02979
22-May-02	9	$18.740	(0.01)	0.98719	-0.01289
21-May-02	10	$18.500	0.01	1.01297	0.01289
20-May-02	11	$18.740	0.01	1.01121	0.01114
17-May-02	12	$18.950	0.03	1.02955	0.02912
16-May-02	13	$19.510	0.00	1.00051	0.00051
15-May-02	14	$19.520	0.00	1.00154	0.00154
14-May-02	15	$19.550	(0.03)	0.97442	-0.02591
13-May-02	16	$19.050	0.01	1.00735	0.00732
10-May-02	17	$19.190	0.02	1.01876	0.01859
9-May-02	18	$19.550	(0.02)	0.98210	-0.01807
8-May-02	19	$19.200	0.02	1.01667	0.01653
7-May-02	20	$19.520	0.06	1.05891	0.05724
6-May-02	21	$20.670	0.03	1.03145	0.03096
3-May-02	22	$21.320	(0.00)	0.99672	-0.00329
2-May-02	23	$21.250	(0.01)	0.99106	-0.00898
1-May-02	24	$21.060	0.00	1.00190	0.00190
30-Apr-02	25	$21.100	0.01	1.00521	0.00520
29-Apr-02	26	$21.210	(0.01)	0.99010	-0.00995
26-Apr-02	27	$21.000	0.00	1.00000	0.00000
25-Apr-02	28	$21.000	0.01	1.00571	0.00570
24-Apr-02	29	$21.120	0.05	1.05398	0.05257
23-Apr-02	30	$22.260	(0.04)	0.95912	-0.04174
22-Apr-02	31	$21.350	0.02	1.01827	0.01810
19-Apr-02	32	$21.740	(0.05)	0.94618	-0.05532
18-Apr-02	33	$20.570	(0.00)	0.99903	-0.00097
17-Apr-02	34	$20.550	0.07	1.07299	0.07045
16-Apr-02	35	$22.050	0.01	1.01134	0.01127
15-Apr-02	36	$22.300	(0.04)	0.96009	-0.04073
12-Apr-02	37	$21.410	0.06	1.05558	0.05409
11-Apr-02	38	$22.600	0.04	1.04381	0.04287
10-Apr-02	39	$23.590	(0.01)	0.99195	-0.00809
9-Apr-02	40	$23.400	0.02	1.01667	0.01653
8-Apr-02	41	$23.790	0.00	1.00252	0.00252
5-Apr-02	42	$23.850	(0.01)	0.98532	-0.01478
4-Apr-02	43	$23.500	(0.01)	0.99149	-0.00855
3-Apr-02	44	$23.300	0.05	1.05150	0.05022
2-Apr-02	45	$24.500	0.06	1.06286	0.06096
1-Apr-02	46	$26.040	0.00	1.00230	0.00230
28-Mar-02	47	$26.100	0.01	1.00536	0.00535
27-Mar-02	48	$26.240	(0.01)	0.99009	-0.00996
26-Mar-02	49	$25.980	(0.01)	0.98922	-0.01084
25-Mar-02	50	$25.700	(0.02)	0.98327	-0.01687
22-Mar-02	51	$25.270	0.03	1.03047	0.03002
21-Mar-02	52	$26.040	(0.05)	0.95238	-0.04879
20-Mar-02	53	$24.800	0.01	1.01008	0.01003
19-Mar-02	54	$25.050	(0.01)	0.98802	-0.01205
18-Mar-02	55	$24.750	0.00	1.00202	0.00202
15-Mar-02	56	$24.800	0.00	1.00403	0.00402

Date	Day	Stock Price per Share ($)	Daily Rate of Return		Natural Log
14-Mar-02	57	$24.900	(0.01)	0.98715	-0.01293
13-Mar-02	58	$24.580	0.01	1.01058	0.01052
12-Mar-02	59	$24.840	(0.03)	0.97182	-0.02859
11-Mar-02	60	$24.140	0.03	1.03231	0.03180
8-Mar-02	61	$24.920	0.01	1.00642	0.00640
7-Mar-02	62	$25.080	(0.00)	0.99681	-0.00319
6-Mar-02	63	$25.000	(0.01)	0.99200	-0.00803
5-Mar-02	64	$24.800	0.01	1.01331	0.01322
4-Mar-02	65	$25.130	(0.01)	0.99483	-0.00519
1-Mar-02	66	$25.000	(0.01)	0.98800	-0.01207
28-Feb-02	67	$24.700	0.02	1.01781	0.01766
27-Feb-02	68	$25.140	(0.00)	0.99642	-0.00359
26-Feb-02	69	$25.050	(0.00)	0.99721	-0.00280
25-Feb-02	70	$24.980	(0.01)	0.99079	-0.00925
22-Feb-02	71	$24.750	0.03	1.02626	0.02592
21-Feb-02	72	$25.400	0.00	1.00433	0.00432
20-Feb-02	73	$25.510	(0.01)	0.98902	-0.01104
19-Feb-02	74	$25.230	0.01	1.01110	0.01104
15-Feb-02	75	$25.510	(0.02)	0.98275	-0.01740
14-Feb-02	76	$25.070	(0.02)	0.97527	-0.02504
13-Feb-02	77	$24.450	(0.04)	0.95910	-0.04176
12-Feb-02	78	$23.450	0.09	1.09382	0.08967
11-Feb-02	79	$25.650	(0.04)	0.96296	-0.03774
8-Feb-02	80	$24.700	(0.01)	0.99433	-0.00568
7-Feb-02	81	$24.560	0.00	1.00163	0.00163
6-Feb-02	82	$24.600	0.00	1.00000	0.00000
5-Feb-02	83	$24.600	(0.12)	0.88455	-0.12267
4-Feb-02	84	$21.760	0.02	1.02022	0.02002
31-Jan-02	85	$22.200	0.02	1.01712	0.01697
30-Jan-02	86	$22.580	(0.00)	0.99867	-0.00133
29-Jan-02	87	$22.550	0.01	1.00887	0.00883
28-Jan-02	88	$22.750	(0.01)	0.99341	-0.00662
25-Jan-02	89	$22.600	(0.01)	0.99071	-0.00934
24-Jan-02	90	$22.390	0.03	1.02724	0.02688
23-Jan-02	91	$23.000	0.00	1.00435	0.00434
22-Jan-02	92	$23.100	0.00	1.00000	0.00000
18-Jan-02	93	$23.100	(0.02)	0.97749	-0.02277
17-Jan-02	94	$22.580	(0.00)	0.99867	-0.00133
16-Jan-02	95	$22.550	0.01	1.00665	0.00663
15-Jan-02	96	$22.700	(0.00)	0.99956	-0.00044
14-Jan-02	97	$22.690	0.00	1.00044	0.00044
11-Jan-02	98	$22.700	0.00	1.00000	0.00000
10-Jan-02	99	$22.700	(0.02)	0.98458	-0.01554
9-Jan-02	100	$22.350	0.03	1.03400	0.03344
8-Jan-02	101	$23.110	(0.01)	0.98572	-0.01438
7-Jan-02	102	$22.780	0.02	1.02283	0.02257
4-Jan-02	103	$23.300	(0.02)	0.97854	-0.02169
3-Jan-02	104	$22.800	(0.01)	0.98684	-0.01325
2-Jan-02	105	$22.500	(0.02)	0.97956	-0.02066
31-Dec-01	106	$22.040	0.02	1.02132	0.02110
28-Dec-01	107	$22.510	0.01	1.00622	0.00620
27-Dec-01	108	$22.650	(0.02)	0.98013	-0.02007
26-Dec-01	109	$22.200	0.01	1.00766	0.00763
24-Dec-01	110	$22.370	0.03	1.03487	0.03427
21-Dec-01	111	$23.150	(0.01)	0.98661	-0.01348
20-Dec-01	112	$22.840	(0.00)	0.99825	-0.00175
19-Dec-01	113	$22.800	0.02	1.02368	0.02341
18-Dec-01	114	$23.340	(0.01)	0.99400	-0.00602
17-Dec-01	115	$23.200	0.03	1.03405	0.03348
14-Dec-01	116	$23.990	0.02	1.01917	0.01899
13-Dec-01	117	$24.450	0.02	1.02331	0.02305
12-Dec-01	118	$25.020	0.00	1.00440	0.00439
11-Dec-01	119	$25.130	0.01	1.00676	0.00674
10-Dec-01	120	$25.300	0.02	1.02174	0.02151
7-Dec-01	121	$25.850	(0.00)	0.99613	-0.00388
6-Dec-01	122	$25.750	(0.01)	0.99029	-0.00976
5-Dec-01	123	$25.500	0.04	1.03922	0.03847
4-Dec-01	124	$26.500	(0.02)	0.98113	-0.01905
3-Dec-01	125	$26.000	(0.03)	0.97308	-0.02729
30-Nov-01	126	$25.300	(0.01)	0.98854	-0.01153
29-Nov-01	127	$25.010	(0.02)	0.98281	-0.01734
28-Nov-01	128	$24.580	(0.01)	0.99268	-0.00735
27-Nov-01	129	$24.400	(0.00)	0.99631	-0.00370
26-Nov-01	130	$24.310	(0.04)	0.96257	-0.03815
23-Nov-01	131	$23.400	(0.01)	0.98632	-0.01377
21-Nov-01	132	$23.080	(0.00)	0.99783	-0.00217
20-Nov-01	133	$23.030	0.00	1.00304	0.00303
19-Nov-01	134	$23.100	(0.03)	0.97403	-0.02632
16-Nov-01	135	$22.500	0.00	1.00000	0.00000
15-Nov-01	136	$22.500	(0.02)	0.98444	-0.01568
14-Nov-01	137	$22.150	(0.00)	0.99549	-0.00452
13-Nov-01	138	$22.050	(0.00)	0.99819	-0.00182
12-Nov-01	139	$22.010	(0.01)	0.98864	-0.01142
9-Nov-01	140	$21.760	0.00	1.00000	0.00000
8-Nov-01	141	$21.760	(0.01)	0.98989	-0.01016
7-Nov-01	142	$21.540	0.00	1.00046	0.00046
6-Nov-01	143	$21.550	0.00	1.00139	0.00139
5-Nov-01	144	$21.580	(0.03)	0.97266	-0.02772
2-Nov-01	145	$20.990	0.00	1.00286	0.00285
1-Nov-01	146	$21.050	0.00	1.00000	0.00000
31-Oct-01	147	$21.050	(0.03)	0.96675	-0.03382
30-Oct-01	148	$20.350	(0.02)	0.97543	-0.02488
29-Oct-01	149	$19.850	0.05	1.04786	0.04675
26-Oct-01	150	$20.800	(0.01)	0.98558	-0.01453
25-Oct-01	151	$20.500	(0.02)	0.98146	-0.01871
24-Oct-01	152	$20.120	(0.01)	0.98907	-0.01099
23-Oct-01	153	$19.900	0.02	1.01658	0.01645
22-Oct-01	154	$20.230	(0.02)	0.98270	-0.01745
19-Oct-01	155	$19.880	(0.02)	0.98139	-0.01879
18-Oct-01	156	$19.510	0.01	1.00718	0.00715
17-Oct-01	157	$19.650	0.02	1.01730	0.01715
16-Oct-01	158	$19.990	(0.01)	0.99300	-0.00703
15-Oct-01	159	$19.850	(0.01)	0.99244	-0.00759
12-Oct-01	160	$19.700	0.05	1.04569	0.04467
11-Oct-01	161	$20.600	0.02	1.02184	0.02161
10-Oct-01	162	$21.050	0.00	1.00000	0.00000
9-Oct-01	163	$21.050	(0.01)	0.99050	-0.00955
8-Oct-01	164	$20.850	0.01	1.00624	0.00622
5-Oct-01	165	$20.980	(0.01)	0.98665	-0.01344
4-Oct-01	166	$20.700	0.02	1.01691	0.01677
3-Oct-01	167	$21.050	(0.00)	0.99905	-0.00095
2-Oct-01	168	$21.030	(0.01)	0.99287	-0.00716
1-Oct-01	169	$20.880	0.01	1.00814	0.00811
28-Sep-01	170	$21.050	0.00	1.00000	0.00000
27-Sep-01	171	$21.050	(0.00)	0.99525	-0.00476
26-Sep-01	172	$20.950	0.01	1.00621	0.00619
25-Sep-01	173	$21.080	0.01	1.00806	0.00803
24-Sep-01	174	$21.250	(0.03)	0.96941	-0.03107
21-Sep-01	175	$20.600	0.03	1.03398	0.03342
20-Sep-01	176	$21.300	0.03	1.02723	0.02687
19-Sep-01	177	$21.880	0.05	1.04890	0.04774
18-Sep-01	178	$22.950	0.00	1.00261	0.00261
17-Sep-01	179	$23.010	(0.01)	0.99348	-0.00654
10-Sep-01	180	$22.860	0.00	1.00284	0.00284
7-Sep-01	181	$22.925	0.01	1.00894	0.00890
6-Sep-01	182	$23.130	0.01	1.00670	0.00668
5-Sep-01	183	$23.285	(0.04)	0.95770	-0.04322
4-Sep-01	184	$22.300	(0.01)	0.99215	-0.00788
31-Aug-01	185	$22.125	0.00	1.00000	0.00000
30-Aug-01	186	$22.125	0.01	1.00565	0.00563
29-Aug-01	187	$22.250	(0.01)	0.99326	-0.00676
28-Aug-01	188	$22.100	(0.01)	0.99208	-0.00795
27-Aug-01	189	$21.925	(0.00)	0.99567	-0.00434
24-Aug-01	190	$21.830	0.01	1.00756	0.00753
23-Aug-01	191	$21.995	(0.01)	0.98818	-0.01189
22-Aug-01	192	$21.735	(0.00)	0.99586	-0.00415
21-Aug-01	193	$21.645	(0.00)	0.99515	-0.00486
20-Aug-01	194	$21.540	0.01	1.01439	0.01429
17-Aug-01	195	$21.850	(0.00)	0.99748	-0.00252
16-Aug-01	196	$21.795	0.00	1.00321	0.00321
15-Aug-01	197	$21.865	(0.02)	0.97553	-0.02477
14-Aug-01	198	$21.330	0.00	1.00211	0.00211
13-Aug-01	199	$21.375	0.00	1.00374	0.00374
10-Aug-01	200	$21.455	0.00	1.00210	0.00210
9-Aug-01	201	$21.500	(0.00)	0.99977	-0.00023
8-Aug-01	202	$21.495	0.01	1.01186	0.01179
7-Aug-01	203	$21.750	(0.01)	0.98736	-0.01272
6-Aug-01	204	$21.475	0.01	1.01048	0.01042
3-Aug-01	205	$21.700	0.01	1.00922	0.00917
2-Aug-01	206	$21.900	0.02	1.01621	0.01608
1-Aug-01	207	$22.255	(0.01)	0.98854	-0.01152
31-Jul-01	208	$22.000	0.00	1.00455	0.00454
30-Jul-01	209	$22.100	0.01	1.01380	0.01371
27-Jul-01	210	$22.405	(0.01)	0.99107	-0.00897
26-Jul-01	211	$22.205	(0.00)	0.99887	-0.00113
25-Jul-01	212	$22.180	(0.01)	0.98963	-0.01042
24-Jul-01	213	$21.950	(0.00)	0.99863	-0.00137
23-Jul-01	214	$21.920	0.00	1.00365	0.00364
20-Jul-01	215	$22.000	(0.04)	0.96500	-0.03563
19-Jul-01	216	$21.230	(0.00)	0.99882	-0.00118
18-Jul-01	217	$21.205	(0.04)	0.96204	-0.03870
17-Jul-01	218	$20.400	0.00	1.00123	0.00122
16-Jul-01	219	$20.425	0.03	1.02570	0.02538
13-Jul-01	220	$20.950	0.00	1.00477	0.00476
12-Jul-01	221	$21.050	(0.01)	0.99192	-0.00811
11-Jul-01	222	$20.880	0.01	1.00575	0.00573
10-Jul-01	223	$21.000	(0.04)	0.96357	-0.03711
9-Jul-01	224	$20.235	0.00	1.00222	0.00222
6-Jul-01	225	$20.280	(0.00)	0.99606	-0.00395
5-Jul-01	226	$20.200	0.02	1.02376	0.02348
3-Jul-01	227	$20.680	(0.02)	0.97848	-0.02175
2-Jul-01	228	$20.235	(0.00)	0.99580	-0.00421
29-Jun-01	229	$20.150	(0.01)	0.99231	-0.00772
28-Jun-01	230	$19.995	(0.05)	0.95149	-0.04973
27-Jun-01	231	$19.025	(0.04)	0.96189	-0.03885
26-Jun-01	232	$18.300	(0.02)	0.97951	-0.02070
25-Jun-01	233	$17.925	0.02	1.01980	0.01961
22-Jun-01	234	$18.280	0.04	1.03939	0.03863
21-Jun-01	235	$19.000	0.00	1.00132	0.00131
20-Jun-01	236	$19.025	(0.03)	0.96978	-0.03069
19-Jun-01	237	$18.450	0.02	1.01626	0.01613
18-Jun-01	238	$18.750	(0.00)	0.99680	-0.00321
15-Jun-01	239	$18.690	0.01	1.00829	0.00826
14-Jun-01	240	$18.845	(0.01)	0.99363	-0.00639
13-Jun-01	241	$18.725	0.00	1.00401	0.00400
12-Jun-01	242	$18.800	(0.01)	0.98989	-0.01016
11-Jun-01	243	$18.610	0.01	1.01290	0.01281
8-Jun-01	244	$18.850	0.01	1.00796	0.00793
7-Jun-01	245	$19.000	(0.00)	0.99947	-0.00053
6-Jun-01	246	$18.990	(0.01)	0.99263	-0.00740
5-Jun-01	247	$18.850	(1.00)	0.00000